Exhibit 12-29
THE DETROIT EDISON COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended
	March 31,2008	Twelve Months Ended December 31
(Millions of Dollars)		2007	2006	2005	2004	2003
Earnings:
Pretax earnings	$65	$466	$482	$426	$214	$397
Fixed charges	83	319	299	280	294	294

Net earnings	148	$785	$781	$706	$508	$691

Fixed charges:
Interest expense	$76	$294	$278	$267	$280	$284
Adjustments	7	25	21	13	14	10

Fixed charges	$83	$319	$299	$280	$294	$294

Ratio of earnings to fixed charges	1.78	2.46	2.61	2.52	1.73	2.35